Exhibit 12


		                  CAROLINA TELEPHONE AND TELEGRAPH COMPANY
	               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
			                         (Thousands of Dollars)


 		                           		   Years ended December 31,
		                     	  1995      1994      1993      1992      1991
	                     		  ----      ----      ----      ----      ----
Income before extra-
   ordinary item       $ 99,932  $ 94,944  $ 49,486  $ 72,800  $77,420

Capitalized interest       (844)     (140)      (54)     (632)     (87)

Income tax provision     58,510    56,176    26,837    40,430   43,748
                     			-------   -------   -------   -------  -------
Subtotal                157,598   150,980    76,269   112,598  121,081

Fixed charges
   Interest charges      23,257    22,245    21,960    22,167   20,042
   Interest factor of
      operating rents     1,280     1,039     2,320     2,048    2,322
                     			-------   -------   -------   -------  -------
Total fixed charges      24,537    23,284    24,280    24,215   22,364


Earnings, as adjusted  $182,135  $174,264  $100,549  $136,813 $143,445
		                     ========  ========  ========  ======== ========
Ratio of earnings to
   fixed charges           7.42*     7.48      4.14**    5.65     6.41
                     			   ====      ====      ====      ====     ====






* In the absence of $8,079,000 of nonrecurring realignment and restructuring costs, income before extraordinary item would have been $104,776,000, and the ratio of earnings to fixed charges would have been 7.75 for the year ended December 31, 1995.


** In the absence of $46,382,000 of nonrecurring merger and integration costs related to the merger of Sprint and Centel, income before extra-ordinary item would have been $77,251,000, and the ratio of earnings to fixed charges would have been 6.05 for the year ended December 31, 1993.


NOTE: The above ratios have been computed by dividing fixed charges into the sum of (a) income before extraordinary item less capitalized interest included in income, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the interest component of operating rents.
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